IMMEDIATEK, INC.
10488 Brockwood Road
Dallas, Texas 75238
May 16, 2006

Barbara C. Jacobs	Via Facsimile (202) 942-9544
U.S. Securities and Exchange Commission	Via EDGAR
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Immediatek, Inc., Application for Withdrawal of Form SB-2 Registration Statement (Commission File No. 333-115989)
Ladies and Gentlemen:
Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Immediatek, Inc., a Nevada corporation (the “Company”), hereby applies for an Order granting the withdrawal of its registration statement on Form SB-2, Commission File No. 333-115989 (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on May 28, 2004.
The Registration Statement was filed to register the resale of the following:
     (1) 4,001,535 outstanding shares of Company common stock, $0.001 par value per share; and
     (2) 3,652,302 shares of Company common stock issuable upon the exercise of outstanding warrants to purchase Company common stock.
The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a). The Registration Statement is being withdrawn in response to a request from the Staff of the Commission regarding the Company’s intentions with respect to the Registration Statement. The Registration Statement was not declared effective and no shares were sold utilizing the Registration Statement. Accordingly, we respectfully request that an Order granting the withdrawal of the Registration Statement be issued by the Commission.
Please fax a copy of the order to the Company’s outside legal counsel, Craig Ongley of Vial, Hamilton, Koch & Knox, L.L.P. at (214) 712-4402. If you have any questions regarding this application for withdrawal, please contact Mr. Ongley at (214) 712-4441.

Sincerely,

IMMEDIATEK, INC., a Nevada corporation

	By:	/s/ Zach Bair

	Name:	Zach Bair
	Title:	President & Chief Executive Officer

cc: Craig G. Ongley